January 16, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mara Ransom, Assistant Director

Re:	Crown Equity Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed June 26, 2013 File No. 000-29935

Dear Ms. Ransom:

In response to your letter of December 23, 2013 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Item 1: Business, page 2

1.           Please provide a description of industry conditions and your competitive position within the industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

Comment complied with in Amendment No. 1 to the Form 10-K (the “Amendment’) being filed concurrently.

2.           We note that you “had no employees and utilized the services of 1 independent contractor.” However, it appears that you have at least three employees in Mr. Bosket, Mr. Holden, and Mrs. Zaman. Please review your disclosure or advise us why these three individuals are not employees.

RESPONSE:

The Company utilizes the services of one independent contractor. Mr. Holden, through his firm, provides his service to the Company. Mr. Bosket and Ms. Zaman are officers and directors of the Company but do not receive any remuneration from the Company for their services so are not considered employees of the Company. The Company has no employees. The Company revised its disclosure to clarify these issues in the Amendment.

3.           We note your statement that you have “numerous consulting and service customers: and that you are “therefore not dependent on any particular customer for a majority” of your revenue. However, it appears that the Cleantech contract accounted for 90% of your revenue in 2012. Please revise your disclosure so that it is accurate and consistent.

RESPONSE:

Comment complied with in the Amendment.

4.           Please revise to explain the nature of the “management services” you provide.

RESPONSE:

Comment complied with in the Amendment.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 4

5.           We note the reference to your intent to “carry out [the Company’s] business plan as discussed’ in this section. However, you do not include a discussion of such business plan. Please provide a discussion and analysis of your operations for the fiscal years 2012 and 2011, as well as your business plan,

RESPONSE:

Comment complied with in the Amendment.

Results of Operations, page 5

6.           Please revise to explain in greater detail the significant changes between periods in your revenue, expenses and other components of your results of operations. In addition, please revise to describe any material operating trends and uncertainties in your business.

RESPONSE:

Comment complied with in the Amendment.

Item 11: Executive Compensation, page 10

7.           We note that in 2012 three of four directors/officers received less than a one-third of their 2011 compensation. The fourth director/officer received just more than half of his 2011 compensation. Please provide a narrative explaining the significant change in each compensation component (including salary and restricted stock awards) for each named executive officer on an individual basis from 2011 to 2012. Please see item 402(n) of Regulation S-K. In addition, please revise to provide director compensation information in a separately captioned table; please refer to Item 402® of Regulation S-K.

RESPONSE:

Comment complied with in the Amendment.

Item 13: Exhibits and Reports on Form 8-K, page 14

8.           Please revise your exhibit index to include all exhibits required by Item 601 of Regulation S-K, including the Amended and Restated Articles of Incorporation, Bylaws and any related party agreements currently in effect, such as your agreement with Cleantech Transit.

RESPONSE:

Comment complied with in the Amendment.

In connection with the Company’s responses to your comments, please be advised that we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CROWN EQUITY HOLDINGS INC.

By:	/s/ Kenneth Bosket
Kenneth Bosket, President